October 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris

Erin Jaskot

Blaise Rhodes

Lyn Shenk

Re:	Ozon Holdings Limited

Draft Registration Statement on Form F-1

Confidentially submitted on September 8, 2020

CIK No. 0001822829

Ladies and Gentlemen:

This letter sets forth the responses of Ozon Holdings Limited (the “Company”) to the comments contained in your letter, dated October 5, 2020, relating to the Draft Registration Statement on Form F-1, confidentially submitted by the Company on September 8, 2020 (the “Draft Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Company is submitting confidentially, via EDGAR, Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Draft Registration Statement on Form F-1

Cover Page

1.

Please clarify the meaning of your statement that the anticipated conversion from a private company incorporated in Cyprus into a public limited company incorporated in Cyprus will “be limited to the change of legal form.”

The Company respectfully advises the Staff that, as mandated by Cyprus law in respect of a company offering shares to the public and in view of its proposed listing, it will only change its legal form from a private company (Ltd) to a public limited company (PLC) and will amend its articles of association to meet the requirements of Cyprus law for public limited companies and make certain other changes described in the Draft Registration Statement. The Company’s structure and state of incorporation will remain the same. These changes will be made before completion of the offering. In response to the Staff’s comment, the Company has removed the above statement from Amendment No. 1.

October 13, 2020

Market and Industry Data, page v

2.

Please revise to clarify whether you commissioned any of the third-party data prepared by Euromonitor, AppAnnie or BrandScience. To the extent that you commissioned any such data, please provide the consent of the third-party in accordance with Rule 436.

The Company respectfully advises the Staff that it has not commissioned any of the third-party data prepared by Euromonitor, AppAnnie or BrandScience. The Company has revised its disclosure in accordance with the Staff’s comment. Please see page v of Amendment No. 1.

Prospectus Summary, page 1

3.

Please disclose the percentage of GMV represented by your Direct Sales business, as well as the percentage of total revenue generated by your Direct Sales business versus commissions received through Marketplace. Where you discuss GMV and revenue throughout your prospectus, please indicate the contribution from Direct Sales versus Marketplace.

In response to the Staff’s comment, the Company has revised its disclosure to indicate the percentage of GMV represented by its Direct Sales business, the percentage of total revenue generated by its Direct Sales business versus commissions received through its Marketplace and the contribution from Direct Sales versus Marketplace to the Company’s GMV and revenue. Please see, for instance, pages 1, 76 and 110 of Amendment No. 1.

Please also disclose the number of active buyers that purchase from your Direct Sales business versus Marketplace.

The Company respectfully advises the Staff that it does not believe that the number of active buyers that purchase from its Direct Sales business versus from its Marketplace would provide meaningful information for investors. Buyers on the Company’s platform do not typically distinguish between Direct Sales and Marketplace when placing orders. The Company’s integrated platform allows buyers to purchase Direct Sales and Marketplace goods together, so a single order often includes a mix of both Direct Sales and Marketplace goods that usually arrive to the buyer in the same parcel. As a result, an “active buyer” may be acquiring goods sold in both channels in the same period or even in the same order. For this reason, the Company does not analyze this data when assessing the performance of its business, and the Company does not believe it would provide meaningful information to investors.

4.

Please disclose here, as you do on page 43, that there will be a concentration of ownership post-offering that will limit the ability of prospective investors in this offering to influence the company and its corporate decision-making.

In response to the Staff’s comment, the Company has revised its disclosure in the Prospectus Summary to indicate that there will be a concentration of ownership post-offering that will limit the ability of prospective investors in the offering to influence the Company and its corporate decision-making. Please see page 13 of Amendment No. 1.

October 13, 2020

5.

We note your discussion of the company’s growth during the six and twelve month periods ending June 30, 2020 as measured by several metrics, including active buyers, average orders per active buyer, and GMV. Please balance this discussion by disclosing your net losses for the same periods.

In response to the Staff’s comment, the Company has revised its disclosure to indicate net losses for each of the periods presented. Please see, for example, page 2 of Amendment No. 1.

In addition, please balance your discussion of your Strengths and Strategies with a similarly weighted discussion of the countervailing factors that may hinder your ability to seize growth opportunities. For example, please provide a discussion of the challenges posed by international sanctions and related geopolitical concerns, infrastructure weaknesses, an uncertain legal landscape, and public skepticism of e-commerce.

In response to the Staff’s comment, the Company has revised its summary risk factor disclosure to include additional challenges it may face and has moved it closer to the Strengths and Strategies sections. Please see pages 12 and 13 of Amendment No. 1.

6.	Please clarify that investors will own shares in a Cyprus-based holding company that relies on dividends and other distributions paid by your subsidiaries for its cash and financing requirements.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that investors will own shares in a Cyprus-based holding company that relies on dividends and other distributions paid by the Company’s subsidiaries for its cash and financing requirements. Please see pages 13 and 14 of Amendment No. 1.

Corporate and Capital Structure, page 16

7.	In your next amendment, please reformat your chart to ensure that it is legible to investors.

In response to the Staff’s comment, the Company has revised the chart on page 18 of Amendment No. 1 to ensure that the chart is legible to investors.

Privacy and data protection, page 26

8.

Refer to the fifth-paragraph of this risk factor. Please explain the role of Roskomnadzor. In addition, please revise to describe in greater detail the restrictions and penalties that may be imposed for failure to comply with data privacy laws.

In response to the Staff’s comment, the Company has revised its disclosure in the respective risk factor. Please see page 28 of Amendment No. 1.

Our business may be materially adversely affected, page 33

9.

We note that you were included on a list of systemically important companies entitled to special government support. Please revise here, and elsewhere that you discuss this support, to disclose the particular support you have received and whether there may be a material impact once the support is no longer provided.

In response to the Staff’s comment, the Company has revised its disclosure in the respective risk factor. Please see page 35 of Amendment No. 1. The Company respectfully advises the Staff that it disclosed the examples of particular support it received during the COVID-19 pandemic at page 76 of the Draft Registration Statement. The Company further respectfully advises the Staff that the support received was industry specific, and, while the Company

October 13, 2020

benefitted from the already terminated 1% internet acquiring fee limit, it does not believe that there will be any material impact once the support is no longer provided.

Changes in measures aimed at restricting international e-commerce, page 34

10.	Please revise here and in the Business section to describe the effect on your business of increased competition from international e-commerce providers, to the extent material.

The Company has revised the respective risk factor on page 36 of Amendment No. 1 in response to the Staff’s comment and further advises the Staff that, according to independent industry research prepared by INFOLine and presented in the Industry section (see page 105 of Amendment No. 1), the domestic share of e-commerce in Russia is expected to continue to increase, while the international share is expected to continue to decrease. The Company believes that the increasing domestic share is driven by increased customer value and improvements in logistics infrastructure rather than by reductions in duty-free import thresholds. Taking this into account and given that parallel import (i.e., unauthorized import of non-counterfeit goods) in Russia is prohibited, the Company does not believe that there is likely to be any material impact from international e-commerce providers on competition in the Russian market but has revised the risk factor to address this potential risk.

One or more of our subsidiaries may be forced into liquidation, page 42

11.	Refer to the first sentence of the second paragraph of this risk factor discussion. Please revise your disclosure to clarify whether any of your subsidiaries are currently noncompliant.

The Company respectfully advises the Staff that all of its subsidiaries are currently compliant with the applicable legal requirements and has revised its respective disclosure in response to the Staff’s comment. Please see page 45 of Amendment No. 1.

The rights of our shareholders are governed by Cyprus law, page 42

12.

Please clarify what items may be voted on at an extraordinary general meeting called by the shareholders. In addition, please describe how restrictions under Cyprus law impact the ability for shareholders to bring derivative suits.

In response to the Staff’s comment, the Company has revised its disclosure to clarify what items may be voted on at an extraordinary general meeting called by the shareholders and to describe how restrictions under Cyprus law impact the ability for shareholders to bring derivative suits. Please see pages 45 and 46 of Amendment No. 1.

Key Indicators of Operating and Financial Performance, page 77

13.

The last sentence in your note on gross merchandise value says GMV does not include service revenues or value of orders processed through your Ozon.travel operating segment. Please clarify whether the term service revenues here is specific to those in the Ozon.travel operating segment, as the first sentence of this note indicates GMV includes various revenue from services, such as delivery, advertising, and other services rendered by the Ozon.ru operating segment. In this regard, please be specific about which categories of service revenue as listed in the table on page F-41 are included in GMV.

The Company respectfully advises the Staff that service revenues of its Ozon.travel operating segment include the full amount of travel ticketing commission disclosed on page F-41 of the Draft Registration Statement and an immaterial amount of other service revenue that is outside of the Company’s e-commerce platform. The Company has revised the definition of

October 13, 2020

GMV to clarify that GMV does not include travel ticketing commissions and other service revenues or value of orders processed through the Ozon.travel operating segment. Please see pages iii and 81 of Amendment No. 1.

It appears that GMV is presented to provide investors with an understanding of the value of merchandise orders processed through your platform, whether sold by you (“direct sales” or “first-party”) or third-party sellers. In this regard, it is not clear why you include advertising and other service revenue in GMV when these revenues are not from the sale of merchandise. Please revise or advise, as appropriate.

The Company respectfully advises the Staff that it utilizes GMV as a metric showing the total value of goods and services sold and provided to both its sellers and buyers processed through its platform. It considers both its sellers and buyers as its customers and analyzes GMV broadly to include both the value of goods processed through the Company’s platform, as well as revenues from value-added services rendered to the Company’s sellers and buyers, such as advertising and delivery, which are correlated with the volumes of goods sold on the Company’s platform. Accordingly, it believes that including these revenues in GMV is appropriate and the current presentation in the Amendment No. 1 is the most useful to investors.

Results of Operations, page 79

14.

A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that service revenue for the six months ended June 30, 2020 increased mainly due to growth in marketplace commissions and revenue from advertising services as a result of an increase in the number of active sellers on your marketplace, but you do not quantify the impact of these factors nor analyze the underlying reason for the change. We believe your disclosures could be improved and made more clear by:

●	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

●	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

●	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

●	ensuring that all material factors are quantified and analyzed; and

●

quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate (for example, quantifying the change in marketplace commissions that was related to volume changes as opposed to price increases).

Please also move your discussion of changes in GMV to follow or be part of your discussion of marketplace commission revenue, rather than be presented ahead of your discussion of revenues, because GMV appears to be a factor that explains this revenue source. In this regard, consider whether disclosure of solely third-party GMV would be more appropriate in explaining marketplace commission revenue.

October 13, 2020

In response to the Staff’s comment, the Company has revised the disclosure of its results of operations, in particular to quantify, where possible, the effects of changes. Please see pages 84 and 89 of Amendment No. 1.

15.

While your fiscal year ended December 31, 2019, we note that a significant portion of your disclosure is presented as of June 30, 2020 and with year-over-year comparisons between the six month periods ended June 30, 2019 and June 30, 2020. Given that COVID-19 led to higher ecommerce activity, your presentation of results of operations should be contextualized by revising to discuss the changes and trends in revenue associated with the COVID-19 pandemic. Your disclosure should distinguish, to the extent practicable, the results that may be attributed to the pandemic from those that are due to organic factors.

The Company respectfully advises the Staff that, although the increase in the Company’s revenue in the six months ended June 30, 2020, compared to the same period in 2019, which primarily resulted from an increase in demand for products sold through the Company’s platform, is partly attributable to effects of the COVID-19 pandemic, the Company believes that it is not possible to distinguish between the incremental effect associated with the COVID-19 pandemic and the organic increase in the Company’s revenue for the six months ended June 30, 2020.

As the lockdown in Russia was withdrawn in June 2020, the Company believes that its results of operations for the three months ended September 30, 2020 will demonstrate the Company’s normalized growth rates, revenues, operating expenses and margins to investors. The Company plans to include its interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2020 once available, together with the updated results of operations for the same period set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, in a subsequent amendment to Amendment No. 1.

Sales of goods, page 80

16.

You state that your sales of goods increased primarily as a result of increased growth in the number of your active buyers, in the impact of your marketing efforts undertaken in 2019 and your expansion in to new product categories. Please expand your discussion to quantify the increase in new buyers and describe the drivers of revenue in the product categories that experienced significant change, so that investors may better understand any trends that you have had, or that you reasonably expect to have, and the extent to which the increase in sales of goods is attributable to the increase or decrease in such category. In addition, given the breadth of Sales of goods, please also provide additional granularity as to the types of products that have experienced the most significant variances. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 34-48960.

In response to the Staff’s comment, the Company has revised its disclosure to quantify these increases to the extent possible. Please see pages 85 and 87 of Amendment No. 1.

Operating expenses, page 81

17.

The table includes operating expenses as a percentage of GMV. Your cost of sales appears to be driven in large part by changes in sales of goods sold by you rather than by third-party sellers. Please tell us why you believe comparing cost of sales to GMV here is useful to investors understanding of your results.

In response to the Staff’s comment, the Company has revised its disclosure by deleting the percentages comparing cost of sales to GMV in the tables setting forth operating expenses for the periods presented. Please see pages 85 and 88 of Amendment No. 1.

October 13, 2020

In addition, it appears that cost of sales as a percent of sales of good declined from 92.2% to 87.9% for the six months ended June 30, 2020. Please explain this improvement.

The Company respectfully advises the Staff that cost of sales as a percent of sales of good declined from 92.2% to 87.9% for the six months ended June 30, 2020, primarily as a result of the Company’s improved purchasing power due to an increase in the volume of goods processed through the Company’s platform and a recovery from the temporary decrease in prices introduced during the six months ended June 30, 2019 to stimulate its revenue growth. The Company has revised its disclosure accordingly in response to the Staff’s comment. Please see page 86 of Amendment No. 1.

Liquidity and Capital Resources, page 85

18.

Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

The Company respectfully advises the Staff that its liquidity may be materially affected by the seasonality of the business, scheduled repayment of its debt obligations, its fulfillment infrastructure expansion program and the timing of the corresponding capital expenditures, as well as the Company’s investments in growing its customer base. The Company has revised its disclosure in response to the Staff’s comment to reflect these points. Please see page 90 of Amendment No. 1.

In addition, please describe material commitments for capital expenditures as of the end of each fiscal period presented, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

The Company respectfully advises the Staff that it had no contingent liabilities or material commitments for capital expenditures as at December 31, 2019 and 2018. The Company has revised its disclosure accordingly. Please see page 93 of Amendment No. 1. The Company further advises the Staff that a major part of its capital expenditures represents warehouse equipment constructed specifically for the Company’s needs in accordance with a proprietary design of the Company’s new rented fulfillment centers, and a significant part of such equipment is prepaid in advance.

Finally, describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.

The Company respectfully advises the Staff that, apart from the above and the information disclosed in Amendment No. 1, the Company is not aware of any material trends, favorable or unfavorable and, therefore, it does not expect any material changes other than as set forth in Amendment No. 1.

October 13, 2020

Critical Accounting Polices and Significant Judgments, Estimates and Assumptions, page 88

19.

Your critical accounting policies in relation to revenue recognition, share-based compensation and impairment testing do not address the material implications of uncertainties associated with the methods, assumptions, and estimates underlying such measurements. Please revise your critical accounting policies to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure of its critical accounting policies in relation to inventory valuation and deferred tax assets. Please see pages 93 and 94 of Amendment No. 1.

The Company respectfully submits that it has analyzed its accounting policies in relation to revenue recognition, share-based compensation and impairment testing and judgments, including the estimates and uncertainties underlying such measurements, and concluded that they would not potentially result in materially different results under different assumptions and conditions.

Marketplace, page 112

20.

Please revise to discuss the general terms of your agreements with sellers, including the duration of such agreements and termination provisions. Please also explain the “other fees” that are set fees collected from sellers.

In response to the Staff’s comment, the Company has revised its disclosure to include a general description of its arrangements with its sellers. Please see page 125 of Amendment No. 1.

The Company has also revised its disclosure by rephrasing the reference to “other fees” so that it is clear that by referring to “other fees,” the Company is referring to fees such as “fees related to the storage of products” at the Company’s fulfillment centers and “return fees” for products returned by buyers. Please see page 121 of Amendment No. 1.

Direct Sales, page 114

21.

Please revise your disclosure under “Direct Sales” at pages 114 and under “Financial Service Offerings” at page 124, respectively, to disclose the general terms of your agreements with the suppliers and logistics providers for your Direct Sales business and with your fintech partners.

In response to the Staff’s comment, the Company has revised its disclosure to include a general description of its arrangements with its suppliers for its Direct Sales business. Please see page 122 of Amendment No. 1.

The Company has also revised its disclosure to clarify that all products sold by the Company on its platform, whether through its Marketplace or Direct Sales business, are fulfilled and delivered through the same nationwide logistics infrastructure. Please see page 111 of Amendment No. 1.

Finally, the Company has revised its disclosure to include a general description of its arrangements with its fintech partners, as well as their “Financial Service Offerings” more generally. Please see page 132 of Amendment No. 1.

October 13, 2020

Please tell us whether you are materially dependent on any such agreements.

The Company respectfully advises the Staff that it is not materially dependent on any such agreements.

Please also disclose the percentage of your products for your Direct Sales business which are purchased on a deferred payments basis.

The Company respectfully advises the Staff that the share of deferred payments in its Direct Sales business was approximately 99% for the six months ended June 30, 2020 based on cost of sales. The Company has revised its disclosure accordingly. Please see page 122 of Amendment No. 1.

Assortment, page 115

22.

Please clarify whether the categories shown here are offered only through the Direct Sales business or Marketplace. We note, in particular, your statement on page 74 that you have chosen to retain the Direct Sales business for “certain products.” Please tell us why certain products were retained on the Direct Sales platform and whether you intend to make future adjustments to the type of products sold.

The Company confirms that the categories shown on page 115 of the Draft Registration Statement (page 122 of Amendment No. 1) are offered on its platform generally, which includes products sold through both the Direct Sales business and Marketplace. The Company has revised its disclosure so that the chart on page 122 of Amendment No. 1 indicates that it is referring to “Marketplace and Direct Sales GMV” for the avoidance of doubt.

In response to the Staff’s comment, the Company has revised its disclosure to include a description of how it decides to sell certain products through its Direct Sales business. Please see page 79 of Amendment No. 1.

Logistics Infrastructure, page 118

23.	Please file your lease agreements for your fulfillment centers, or tell us why you believe you are not required to do so.

In response to the Staff’s comment, the Company has revised its disclosure to include a description of the material lease agreements for its fulfillment centers, which will be filed by a subsequent amendment to Amendment No. 1.

In addition, we note that you plan to lease new custom-designed fulfillment centers. Please disclose the anticipated amounts payable under your new leases, to the extent material.

In response to the Staff’s comment, the Company has revised its disclosure to include a description of the anticipated amounts payable under its new leases. Please see page 126 of Amendment No. 1.

Please also disclose whether there are any restrictions on your ability to terminate the leases.

In response to the Staff’s comment, the Company has revised its disclosure to describe its ability to terminate the leases. Please see page 126 of Amendment No. 1.

October 13, 2020

Regulation, page 128

24.

Please revise this section to discuss the effects of the various regulations on your business with a view to understanding how the regulations are applicable to you. To the extent there is uncertainty about the application of the law, please describe the basis for the uncertainty and when you expect the uncertainty to be resolved.

In response to the Staff’s comment, the Company has revised its disclosure in the Regulation section. Please see pages 136 to 142 of Amendment No. 1.

Corporate Governance, page 135

25.

We note your disclosure that the Cyprus Securities and Exchange Commission has issued corporate governance guidelines. However, it is not clear what these guidelines are, whether they are mandatory or voluntary, and how, if at all, they affect your operations. We also note similar reference to the Cyprus Stock Exchange on page 50. Please revise to explain.

The Company respectfully advises the Staff that as a company not listed on an EU regulated market or the Cyprus Stock Exchange, it is not required to comply with any corporate governance code requirements applicable to Cypriot public companies. In order to avoid confusion as to whether those requirements are applicable to the Company, it has removed the reference to the corporate governance guidelines issued by the Cyprus Securities and Exchange Commission. However, the Company has expanded the discussion of the instances in which the Company will follow its home country practice in lieu of the Nasdaq rules. Please see pages 146 and 147 of Amendment No. 1.

Principal Stockholders, page 140

26.	Please revise this section to clarify the relationship between Sistema and Baring Vostok Private Equity Funds, if any.

The Company respectfully advises the Staff that Sistema and the Baring Vostok Private Equity Funds make independent investment decisions and exercise their rights in accordance with the Company’s articles of association. Sistema and the Baring Vostok Private Equity Funds, as well as the Company and substantially all existing holders of the Company’s ordinary shares, are currently parties to the shareholders’ agreement discussed on page 156 of Amendment No. 1. The shareholders’ agreement will terminate upon consummation of the offering, and the parties do not expect to enter into a further shareholders’ agreement following the offering. The Company has revised its disclosure accordingly. Please see page 152 of Amendment No. 1.

In addition, please identify the natural persons with investment and voting control over the shares held by each of the entities listed in your table at page 140.

In response to the Staff’s comment, the Company has revised its disclosure to identify the natural persons with investment and voting control over the shares held by the entities listed in the Principal Shareholder table. Please see pages 153 and 154 of Amendment No. 1.

October 13, 2020

Material Tax Consequences, page 173

27.	Please tell us whether you intend to file opinions regarding Cayman Islands, United States and Russian tax matters. Revise this section and your exhibit index accordingly, as applicable.

Under Item 601 of Regulation S-K, an opinion regarding tax matters “need only be filed with… registration forms where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The Company has reviewed the requirements applicable to tax opinions, including the views of the Staff set out in Legal Bulletin 19, and respectfully advises the Staff that it does not believe that the tax consequences are material to an investor and no representation as to tax consequences is set forth in the filing, and accordingly, does not plan to include tax opinions as to Cypriot, United States or Russian tax matters as exhibits to Amendment No. 1.

Notes to the Interim Condensed Consolidated Financial Statements for the Three and Six Months Ended June 30, 2020

18. Share-Based Compensation, page F-13

28.

Please revise to disclose the methods you used to determine the risk-free interest rate; expected life; volatility factor; and expected dividends for each period presented. We refer you to IFRS 2, paragraphs 46 and 47.

The Company respectfully advises the Staff that its interim condensed consolidated financial statements for the three and six months ended June 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information and disclosures required in the annual financial statements prepared in accordance with IFRS.

The methods the Company used to determine inputs used in the Black-Scholes model for the interim condensed consolidated financial statements for the three and six months ended June 30, 2020 are consistent with those used in its annual consolidated financial statements as at and for the year ended December 31, 2019. The Company will clarify this fact in the note on share-based compensation in its interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2020, which the Company expects to include in a subsequent amendment to Amendment No. 1.

Notes to the Consolidated Financial Statements For the Years Ended December 31, 2019 and 2018

2.4 Summary of significant accounting policies

c) Revenue from contracts with customers

i. Revenue from sales of goods, page F-29

29.

We note on page 78 that sales of goods include goods you store on consignment. Please expand your revenue recognition policy to provided additional detail as the nature of such sales and explain how you determined that gross presentation is appropriate.

The Company respectfully advises the Staff that its revenue recognition policy disclosure does not include additional detail as the nature of sales of goods the Company stores on consignment because the Company believes that such sales are not significant for its financial statements. These sales comprised 0.3% of the Company’s total revenue for the six months ended June 30, 2020 and 0.9% and 1.7% for the years ended December 31, 2019 and 2018, respectively. The Company further advises that, due to immateriality, it has also revised its disclosure to exclude the mentioning of consignment. Please see pages 79 and 82 of Amendment No. 1

October 13, 2020

The Company further advises the Staff that it determined that the gross presentation is appropriate as the Company performed the revenue recognition criteria analysis and concluded that its performance obligation is a promise to provide the specified goods itself to a customer because the Company bears inventory risks, it has full latitude in establishing selling prices, and its consideration is determined on the base of the selling prices.

* * * * *

If you have questions concerning this letter or submission, or require any additional information, please do not hesitate to contact me at +44 20 7786 9010 or by email (jcscoville@debevoise.com) or my partner, Alan Kartashkin, at +7 495 139 40 00 or by email (akartashkin@debevoise.com).

Very truly yours,

/s/ James C. Scoville

James C. Scoville

cc:	Alexander Shulgin, Chief Executive Officer, Ozon

Artem Afanasyev, Director of Legal, Ozon

J. David Stewart, Latham & Watkins LLP